PRINCETON SECURITY TECHNOLOGIES, INC.
303C College Road East
Princeton, New Jersey 08540
(609) 924-7310

May 9, 2007

Tim Buchmiller, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, D.C. 20549

Re:   Princeton Security Technologies, Inc.
File No. 333-141482

Dear Mr. Buchmiller:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated April 18, 2007, are quoted below and are followed in each case by the Company’s response thereto. Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears. We are also forwarding via overnight delivery courtesy copies of this filing along with computer redlined copies.

Prospectus Summary, page 3

Corporate Information, Page 3

Comment No. 1

Please provide a more specific description of the products you currently offer for sale. Describe the applications of each product.

Response, Page 4

We have updated the summary to reflect our current product line with a brief description of the products and their functions.

Comment No. 2

We note your disclosure at the top of page 24 that Princeton was incorporate for the purpose of acting as the parent corporation of PGTI. With a view towards revised disclosure, please tell us the reason for implementing a holding company structure.

Response, Page 4 and 27

We have added additional disclosure on why Princeton wanted a “holding company” structure.

Risk Factors, page 4

Comment No. 3

Please add a risk factor that discusses the decline in revenue due to your recent business disposal.

Tim Buchmiller, Esq.
Untied States Securities and Exchange Commission
May 9, 2007

Response, Page 6-7

We have added an additional risk factor.

The departure of certain key personnel……page 5

Comment No. 4

Please revise to specify the key employees. Clarify, if true, that you do not have employment agreements with the key persons.

Response, Page 6

Additional disclosure has been added.

We are dependent upon a single customer segment….page 4

Comment No. 5

Please explain what you mean by the term “Homeland Security market.”

Response, page 7

Additional disclosure has been added.

Comment No. 6 - We may experience significant fluctuations….page 6

Please revise to explain what you mean by “evolving business model.”

Response, page 7

We have removed the term evolving “evolving business model” believing it was confusing and added additional disclosure we believe is easier to understand.

Comment No. 7 - Comparative Data, page 9

We note your reference to promissory notes contributed by existing shareholder. We do not see, however, related disclosure regarding such promissory notes under “Liquidity and Capital Resources” or “Certain Relationships and Related Transactions.” Please tell us the amounts and status of such promissory notes and why you have elected not to include related disclosure in your prospectus,

Response, page 11

The reference to the promissory note was in error. There are no promissory notes outstanding with existing shareholders and no notes were used in the calculations. The reference has been removed.

Comment No. 8 - Plan of Distribution, page 9

We note your disclosure that you will have to “receive approval form the SEC on the post-effective amendment.” Please note that, consistent with the legend required by Item 501(b)(7) of regulation S-B, the SEC does not issue approval of post-effective registration statements. Please revise your disclosure accordingly.

Tim Buchmiller, Esq.
Untied States Securities and Exchange Commission
May 9, 2007

Response, page 11

The disclosure has been revised.

Comment No. 9 - Determination of Offering Price, page 10

You state in this section that Princeton “has no revenues form operations.” This is inconsistent with your financial statements. Please revise or advise.

Response, page 12

The statement was made in error and has been removed.

Comment No. 10 - Use of Proceeds, page 11

You state in the lead-in paragraph that the “chart assumes the payment of a ten percent commission on sales of the shares of common stock in the offering. It does not appear, however, that you have factored in such commissions in your table. Please advise.

Response, page 13

The commission expense and related disclosure has been added.

Comment No. 11

The amount of legal expenses in your table does not agree with the amount for legal expenses indicated in Item 25 of Part II of your registration statement. Please reconcile.

Response, page 13

The charts have been revised.

Business, page 12

Comment 12 - Overview, page 12

Please revise to disclose the location of the management and scientific staff of Outokumpu Oyj that Princeton retained. Please disclose if your executive officers are located in a different location. Please also disclose the location of your manufacturing facilities.

Response, page 13

Additional disclosure has been added.

Comment 13 - Products, page 12

Please explain the terms “SAM Defender,” “Microanalysis Market” and “XLF markets.”

Response, page 14-15

Additional disclosure has been added.

Tim Buchmiller, Esq.
Untied States Securities and Exchange Commission
May 9, 2007

Comment 14 - Markets, page 12

Please provide us support for your estimate of a $200 million market.

Response.

The estimate has been removed. It was based on internal analysis and industry knowledge and not on any outside studies so the company felt more comfortable not making any estimates at this time.

Comment 15 - Competition, page 13

Please indicate the complete names of companies identified in this section.

Response, page 15

We have added the names.

Comment 15 - Future Growth Plans and Markets, page 14

We note your disclosure in the last sentence that a number of state and federal agencies endorse your products. Please provide us with support for this disclosure.

Response, page 16

We have removed the concept of governmental endorsement and now refer to some of our governmental clients.

Comment 17 - Manufacturing, Supplies, and Quality Control, page 15

Indicate the extent to which the company’s manufacturing equipment is suitable and adequate for the company’s expected manufacturing plans.

Response, page 17

Additional disclosure has been added.

Comment 18

Please file the lease for your manufacturing facilities as an exhibit to your registration statement.

Response-see exhibits

The lease has been added as an exhibit.

Comment 19 - Please indicate the expiration date of the listed patents.

Please indicate the expiration date of the listed patents.

Response, page 17

The dates have been added.

Tim Buchmiller, Esq.
Untied States Securities and Exchange Commission
May 9, 2007

Comment 20 - Employees, page 16

Please indicate the number of total employees and the number that work on a full-time basis.

Response, page 18

We have revised the disclosure.

Management’s discussion and Analysis, page 16

Comment 21 - Cost of Revenue, page 17

You indicate that you are taking steps to reduce your cost of revenue and generally improve your gross margins. Please revise the filing to specifically describe the significant steps you are taking and if possible, the expected impact these steps will have on gross margins.

Response, page 19-20

Additional disclosure has been added.

Comment 22 - Selling, General and Administrative Expenses, page 17

Management’s discussion and Analysis of Operations (“MD&A”) should provide details of the Company’s financial condition, changes in financial condition and results of operations. Key variable and other qualitative and quantitative factors should be discussed which are necessary to an understanding and evaluation of the Company. Known trends should also be discussed. The current selling, general and administrative disclosure, which only states the amounts included in the financial statements is not sufficient and does not satisfy the requirements of Item 303 of Regulation S-B. Please revise to provide a detailed discussion of each of the reasons for the significant variances in the line item amounts in each period. Where changes in financial statement line items are the result of more than one factor and/or offsetting factors, the impact of individually significant factors should be quantified to the extent practicable. Significant changes in balance sheet amounts should also be addressed. Discuss any trend or change of a trend and its impact on future operations. Emphasis should be on the prospects for the future. Discuss management’s plan to address unfavorable conditions, and what impact management expects to see upon implementation of their plan.

Response, pages 18-20

Additional disclosure has been added.

Comment 23 - Liquidity and Capital Resources, page 18

You indicate accounts payable were paid down, however, they “remain a high percentage of payable and will continue to be so in the future.” Please revise the filing to clarify what you mean by a “high percentage of payable.”

Response, page 21

We have revised the disclosure.

Tim Buchmiller, Esq.
Untied States Securities and Exchange Commission
May 9, 2007

Comment 24 - Executive Compensation, page 20

Note 5 to the financial statements indicates that 1,100,000 options were issued to board members and key employees on December 31, 2006. With a view towards revised disclosure, please tell us the recipients of those option grants and why those grants are not required to be disclosed in this section of your prospectus.

Response, page 23-24

The table has been revised to reflect Juhani Taskinen options. The other options to directors and key employees were issued to the remaining directors and Mr. Cox which are disclosed.

Summary Compensation Table, page 20

Comment 25

For each option award referenced in your table, disclose the assumptions made in the valuation of such option award by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion under “Management’s Discussion and Analysis.” Refer to the Instructions to Item 402(b)(2)(v) and (vi) of Regulation S-B.

Response, page 24 and Notes to Financial Statements

Additional disclosure has been added in the compensation sections and in the financial statements.

Comment 26

Please indicate the material terms of each stock option grant, including, but not limited to, the date of exercisability, any conditions to exercisability, etc. Refer to Item 402(C)(4) of Regulation S-B.

Response, page 23-24

Additional disclosure has been added.

Comment 27

Please disclose the arrangements under which Mr. Taskinen was paid consulting fees during 2006. State whether these arrangements will continue during 2007. If not, describe how the company plans to compensate Mr. Taskinen in 2007.

Response, page 23

Additional disclosure has been added.

Comment 28 - Outstanding Equity Awards at Fiscal Year -End, page 20

Please tell us why the option awards indicated in your “Summary Compensation Table” as being granted to Mr. Taskinen during 2006 are not reflected in this table.

Response, page 23

They have been added.

Tim Buchmiller, Esq.
Untied States Securities and Exchange Commission
May 9, 2007

Comment 29 - Board of Director Compensation, page 21

For each director, disclose by footnote the aggregate number of option awards outstanding at fiscal year end. Refer to Instructions to Item 402(F)(2)(iv) of Regulation S-B.

Response, page 24

Additional disclosure has been added.

Comment No. 30

Please identify and quantify all amounts received by David Brown that you have aggregated under “All other Compensation” and tell us why such amounts are not deemed material under paragraph (c)(7) of Item 402 of Regulation S-B.

Response, page 24

Additional disclosure has been added.

Comment 31

For each option award referenced in your table disclose the assumptions made in the valuation of such option award by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion under “Management’s Discussion and Analysis.” Refer to the Instruction to Item 402(f) of Regulation S-B.

Response, page 24 and Notes to Financial Statements

Additional disclosure has been added under the table as well as in the financial statements.

Comment 32 - Report on Executive Compensation, page 21

We note your disclosure in the third paragraph that the 2006 equity incentive plan reserved 1,100,000 shares of common stock for issuance under the plan. We also note that Section 4(a) of the equity incentive plan that you have filed as 10.1 to your registration statement indicates that 16,465,496 shares have been reserved for issuance under the plan. Please reconcile.

Response, page 25

The disclosure has been corrected.

Market for common Equity and Related Stockholder Matters, page 22

Comment 33 - Lack of prior Public Market and Possible Volatility of Stock Price, page 22

We note your disclosure in the fourth paragraph of this section that you currently have no options outstanding. Please revise this statement to be consistent with you other disclosure.

Response, page 26

The disclosure has been revised.

Tim Buchmiller, Esq.
Untied States Securities and Exchange Commission
May 9, 2007

Comment 34 - Possible Sale of Common Stock Pursuant to Rule 144, page 23

Please be more specific about under what circumstances and when outstanding shares become eligible for resale under Rule 144.

Response, page 26

Additional disclosure has been added.

Comment 35 - Security Ownership of Certain Beneficial Owners and Management, page 24

Please revise to clarify whether Mr. Taskinen exercises voting and investment power over shares owned by Finn-Partners, Inc. Provide similar disclosure regarding Mr. Brown and Third Letter Corporation. If beneficial ownership is controlled by others they should be identified.

Response, page 28

Additional disclosure has been added.

Description of Capital Stock, page 25

Comment 36 - Non-cumulative voting, page 25

In the third sentence it is not clear why you say “the present shareholder… will not be in a position to elect all shareholders…” It appears the opposite is true. Please advise or revise.

Response, page 29

The disclosure has been revised.

Comment 37 - Financial Statements

Please update the financial statements when required by Item 310(g) of Regulation S-B and include an updated account’s consent in any amended filings.

Response

We are completing the first quarter statement and will file an amendment when available.

Notes to Consolidated Financial statements, page F-8

Comment 38 - Note 1. Summary of Significant Accounting Policies, page F-8

Please revise the filing to describe how you account for revenues. We noted from your critical accounting policies and estimates disclosures that you adhere to the provisions of SAB 104.

Response

The footnotes have been revised to include the revenue recognition policy in accordance with SAB 104.

Tim Buchmiller, Esq.
Untied States Securities and Exchange Commission
May 9, 2007

Comment 39 - Recently Issued Accounting Pronouncements, page F-9

Please tell us why your SAB 74 disclosures refer to SFAS 148 given the SFAS 123R accounting and disclosure requirements appear to impact you. Also tell us why the page 23 disclosures indicate “We currently have o options, warrants or other rights outstanding to purchase or convert into shares of our common or preferred stock” when page F-12 discloses “on December 31, 2006 the Company issued, 1,110,000 stock options to various members of the board of directors and key employees.” Finally, revise the filling s necessary to address the accounting and disclosure concerns addressed in this comment, including the disclosure requirements of SFAS 123R.

Response

The footnotes have been revised in accordance with SFAS 123R and page 23 disclosure has been updated to correctly disclose the options issued on December 31, 2006.

Comment 40 - Note 3. Disposition of business segment, page F-11

We see that on November 18, 2005, PGTI sold its micro-analyzer business division to another company for $1,450,000 plus a performance amount up to $435,000 and note you indicate the sale also included the assets and operations of Princeton Gamma-Tech (UK) Limited. Please tell us how your accounting and disclosure of this sale in your financial statements and notes thereto comply with SFAS 144 or other applicable generally accepted accounting principles. Also tell us why page F-8 indicates the sale occurred on November 20, 2006. Finally, revise the filing as necessary to address the accounting and disclosure concerns addressed in this comment.

Response

The financial statements and footnotes have been revised in accordance with SFAS 144 and all dates discrepancies have been corrected.

Comment 41 - Item 26. Recent Sales of Unregistered Securities, page II-2

Please revise to state the number of shares issued in each transaction, including shares issued by the predecessor Princeton Gamma. Also disclose the exchange ratio of shares the company issued for shares of Princeton Gamma.

Response, page 33

The share numbers have been added.

Comment 42 - Item 28. Undertakings

Please include the undertakings required by clause (a)(4) of Item 512 of Regulation S-B.

Response, page 33

The undertakings have been added.

Tim Buchmiller, Esq.
Untied States Securities and Exchange Commission
May 9, 2007

Comment 43 - Signatures, page II-3

Please indicate below the second paragraph required on the “Signatures” page who is signing in the capacity as your principal executive officer, your principal financial officer, and your controller or principal accounting officer. Refer to Instruction 1 for signatures on Form SB-2.

Response, page 24

The signature page has been modified.

Exhibits

Comment 44

The document identified as Exhibit No. 11.1 was not filed. Please advise.

Response, page 34

The document is included.

Comment 45

Please file the escrow agreement and any offering documents, such as the subscription agreement as exhibits to your registration statement.

Response

The escrow agreement has been added as exhibit 10.4.

Comment 46

Please file the stock exchange agreement pursuant to which you acquired Princeton Gamma Tech Instruments, and the agreement pursuant to which PGTI acquired all of the business assets for its Detector and Microanalysis system, as exhibits to your registration statement.

Response

The two exhibits have been added as exhibits 10.2 and 10.3.

If you have further questions or need additional information, please let me know.

Sincerely, PRINCETON SECURITY TECHNOLOGIES, INC. /s/ Juhani Taskinen Juhani Taskinen, CEO